Exhibit 99.1

Evogene Reports Third Quarter 2017 Financial Results
Conference call and webcast, today at 9:00 am Eastern Time

Rehovot, Israel – November 22, 2017 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets through the use of a unique computational predictive biology platform, announced today its financial results for the third quarter ending September 30, 2017.

Ofer Haviv, Evogene's President and CEO, stated: “This is an exciting time for Evogene, as we rapidly advance the evolution of our company from a plant genomics company to a company addressing a wide variety of biological challenges and the development of novel products in and outside the Ag world. This evolution, with a revised and expanded market focus and new corporate structure, of which we recently announced, is possible only due to the competitive advantages provided to us by our broadly applicable predictive discovery and product optimization platform."

"Under our new corporate structure, Evogene’s core agricultural activities that had been previously divided into two Crop Enhancement and Crop Protection units, are now part of three product-oriented divisions: Ag-Biologicals, Ag-Seeds, and Ag-Chemicals. Each division, managed by a General Manager, has its own business development and R&D staff. All three are pursuing an expanded market focus, including new product programs with a clear path to commercialization."

“Additionally, Evogene has two subsidiaries – Evofuel, which focuses on the development of castor seed varieties and Biomica, our new subsidiary in the area of human microbiome, which we recently announced. Biomica aims to discover and develop human microbiome-based therapeutics and represents Evogene’s first initiative to pursue activities outside the ag-world. The subsidiary was co-founded, and is being led scientifically, by Prof. Yehdua Ringel, a global authority on Gastroenterology and will be funded by Evogene, for a period of up to two years, to achieve its first key milestone."

“In order to guide the revision and expansion of our market focus, within each operating entity we have established criteria for the selection of specific product programs. These include the opportunity for a more advanced, downstream, product offering and a clear path to commercialization, in addition to the absolute requirement that our unique technology platform is anticipated to provide a substantial competitive advantage in the product’s development."

Activity Highlights in Q3 2017:

Ag-Biologicals Division:

•
In our collaboration with DuPont-Pioneer, for bio-stimulant corn seed treatment, we are in the nomination process of Evogene discovered microbial candidates for entry next year into DuPont-Pioneer’s corn field trials in the US.

•
Initiation of product development for two bio-pesticide product offerings: (I) leveraging Evogene validated microbes with positive results generated in our Ag-Seeds insect control and fungi resistance programs in corn & soy; (II) utilizing our proven computational predictive biology platform, to discover new microbes for additional pests in high-value specialty crops.

Ag-Seeds Division:

•
Phase advancement in our insect control seed traits product program: (I) in our Coleopteran control product program, targeting Western Corn Rootworm in Corn, we have a second gene to advance to Phase I, (II) in our Lepidopteran control product program, targeting Fall Army Worm in Corn and Soy, we have a first gene to advance to Phase I.

•
As recently announced, Evogene and Rahan Meristem are leveraging the collaboration’s positive results in banana traits, addressing Black Sigatoka fungi disease, to develop a potentially safer and healthier banana utilizing revolutionary genome editing technology, with the goal of the end-product to be classified as non-GMO.

Ag-Chemicals Division:

•
Initiation of Insecticides product program, focusing on two product offerings: (I) novel insecticides with a new site-of-action and (II) optimization of an existing insecticide. Both product offerings focus on key nerve & muscle targets – the farmers’ insecticide-of-choice. Several targets have already been identified to undergo analysis by our computational platform.

Evofuel – subsidiary, focused on the development and commercialization of castor seeds:

•	A breakthrough in terms of mechanical harvesting capabilities, which has been a major bottleneck in the commercialization of castor seeds.

•	In the upcoming year, our castor seed varieties are expected to undergo field trials with potential customers in four different countries in Central and South America.

Biomica - subsidiary, for the discovery and development of human microbiome-based therapeutics:

•
Initiation of work: Biomica has already tailored and enhanced Evogene's computational predictive biology platform to create a dedicated infrastructure for the discovery of live bacterial drug candidates. In addition, it has begun establishing the relevant databases for its needs.

Ofer Haviv concluded: “Looking forward, we believe that the upcoming months will clearly demonstrate how our revised market focus takes form in all activity areas, creating true value for our evolving company.”

Financial results for the period ending September 30, 2017

Cash Position:  As of September 30, 2017, the Company had $75.9 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of $3.8 million for the third quarter and $12.3 million for the nine months ending September 30, 2017. Evogene continues to expect that its net cash usage for full-year 2017 will be in the range of $16 to $18 million.

Assuming the currently expected course of business and no new revenue sources from existing or new collaborations, in 2018 Evogene expects net cash usage of $14 to $16 million.

Revenues primarily consist of research and development payments, reflecting R&D cost reimbursement under certain of our collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products.

Revenues for the first nine months of 2017 were $2.6 million in comparison to $5.4 million, in the comparable period in 2016. Revenues for the third quarter of 2017 were $0.7 million, in comparison to revenues of $1.5 million for the third quarter in 2016. The decline in revenues reflects the net decrease in research and development cost reimbursement, in accordance with the work plans under Evogene's various collaboration agreements. This decline is mainly due to the advancement of our collaboration agreement with Monsanto, from gene discovery to pre-development efforts, resulting in reduction of activity scope. Looking forward, we expect this revenue trend to continue.

During the first nine months of 2017 we saw a negative impact on our expenses due to the depreciation of the USD in comparison to the Israeli Shekel. Our expenses, mostly salaries, are denominated in Israeli Shekels while our reporting currency is USD.

Cost of revenues mainly consist of collaboration related R&D expenses. Cost of revenues for the first nine months of 2017 were $2.2 million in comparison to $4.5 million in the first nine months of 2016. Cost of revenues for the third quarter of 2017 were $0.5 million, in comparison to $1.4 million in the third quarter of 2016. The decrease related primarily to the decrease in revenues from R&D cost reimbursement for such periods.

R&D expenses for the first nine months of 2017 were $12.3 million in comparison to $11.7 million in the first nine months of 2016. R&D expenses for the third quarter of 2017 were $4.3 million in comparison to $3.9 million in the third quarter in 2016. The increase in R&D expenses was mainly due to an expansion of investments in internal product programs and due to exchange rate fluctuations, as mentioned above.

Operating loss for the first nine months of 2017 was $15.9 million, in comparison to an operating loss of $14.9 million for the first nine months of 2016. Operating loss for the third quarter of 2017 was $5.5 million in comparison to $5.2 million in the third quarter in 2016. The increase in operating loss was mainly due to the decrease in revenues and an increase in R&D expenses.

The net financing income for the first nine months of 2017 was $1.3 million in comparison to $2.0 million in the corresponding period. This decrease is due to relatively high capital gains derived mainly from the company's marketable securities in the first half of 2016.

The net financing income for the third quarter of 2017 was $0.5 million in comparison to $0.1 million in the comparable quarter in 2016.

Net loss for the first nine months of 2017 was $14.6 million in comparison to $12.9 million in the first nine months of 2016. The increase in the net loss was primarily due to the decrease in revenues, an increase in R&D expenses and the decrease in net financing income.

Net loss for the third quarter of 2017 was $5.0 million compared to the net loss of $5.1 million in the comparable quarter in 2016.

Conference Call & Webcast Details:

Evogene management will host a conference call to discuss the results at 09:00 AM Eastern time, 16:00 Israel time. To access the conference call, please dial 1-888-281-1167 toll free from the United States, or +972-3-918-0685 internationally. Access to the call will also be available via live webcast through the Company’s website at www.evogene.com.

A replay of the conference call will be available approximately three hours following the completion of the call. To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5927 internationally. The replay will be accessible through November 24, 2017, and an archive of the webcast will be available on the Company’s website through December 4, 2017.

About Evogene Ltd.:
Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for life science markets through the use of a unique computational predictive biology platform. The Company operates in three key target markets: improved seed traits (addressing yield increase, tolerance to environmental stresses and resistance to insects and diseases); innovative ag-chemicals (developing novel herbicide solutions for weed control); and ag-biologicals (developing microbiome based ag-products). Evogene has collaborations with world-leading seed and ag-chemical companies. For more information, please visit www.evogene.com or contact the Company at info@evogene.com.

Forward Looking Statements:
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Nir Zalik
IR/PR Manager
E: IR@evogene.com
T: (+972)-8-931-1963

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of September 30,		As of December 31,
	2017	2016	2016
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	$2,457	$5,439	$3,236
Restricted cash	47	47	47
Marketable securities	63,882	72,520	71,738
Short-term bank deposits	9,517	15,058	13,137
Trade receivables	968	100	169
Other receivables	971	1,778	1,163

	77,842	94,942	89,490
LONG-TERM ASSETS:
Long-term deposits	15	14	13
Property, plant and equipment, net	5,248	6,829	6,483

	5,263	6,843	6,496

	$83,105	$101,785	$95,986

CURRENT LIABILITIES:
Trade payables	$898	$1,071	$1,330
Other payables	2,676	2,695	2,803
Liabilities in respect of government grants	81	680	125
Deferred revenues and other advances	1,006	1,126	967

	4,661	5,572	5,225

LONG-TERM LIABILITIES:
Liabilities in respect of government grants	3,303	2,747	3,303
Deferred revenues and other advances	104	154	138
Severance pay liability, net	32	30	31

	3,439	2,931	3,472
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value:
Authorized - 150,000,000 ordinary shares; Issued and outstanding – 25,749,969, 25,459,809 and 25,480,809 shares at September 30, 2017 and 2016 and December 31, 2016, respectively	142	140	141
Share premium and other capital reserve	185,671	182,693	183,342
Accumulated deficit	(110,808)	(89,551)	(96,194)

	75,005	93,282	87,289

	$83,105	$101,785	$95,986

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited

Revenues	$2,647	$5,360	$748	$1,536	$6,540
Cost of revenues	2,211	4,508	546	1,418	5,639

Gross profit	436	852	202	118	901

Operating expenses:

Research and development, net	12,319	11,670	4,301	3,905	16,405
Business development	1,264	1,225	443	435	1,696
General and administrative	2,781	2,894	960	950	3,889

Total operating expenses	16,364	15,789	5,704	5,290	21,990

Operating loss	(15,928)	(14,937)	(5,502)	(5,172)	(21,089)

Financing income	1,769	2,286	563	191	2,424
Financing expenses	(444)	(277)	(85)	(112)	(891)

Loss before taxes on income	(14,603)	(12,928)	(5,024)	(5,093)	(19,556)
Taxes on income	11	21	-	21	36

Net loss	$(14,614)	$(12,949)	$(5,024)	$(5,114)	$(19,592)

Basic and diluted net loss per share	$(0.57)	$(0.51)	$(0.20)	$(0.20)	$(0.77)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
	Unaudited
Balance as of January 1, 2017 (audited)	$141	$183,342	$(96,194)	$87,289
Net loss	-	-	(14,614)	(14,614)
Exercise of options	1	681	-	682
Share-based compensation	-	1,648	-	1,648

Balance as of September 30, 2017	$142	$185,671	$(110,808)	$75,005

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
	Unaudited
Balance as of January 1, 2016 (audited)	$140	$180,214	$(76,602)	$103,752
Net loss	-	-	(12,949)	(12,949)
Exercise of options	*)-	143	-	143
Share-based compensation	-	2,336	-	2,336

Balance as of September 30, 2016	$140	$182,693	$(89,551)	$93,282

*) Represents an amount lower than $1

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
	Unaudited
Balance as of July 1, 2017	$142	$184,977	$(105,784)	$79,335
Net loss	-	-	(5,024)	(5,024)
Exercise of options	*)-	12	-	12
Share-based compensation	-	682	-	682

Balance as of September 30, 2017	$142	$185,671	$(110,808)	$75,005

*) Represents an amount lower than $1

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
	Unaudited
Balance as of July 1, 2016	$140	$181,985	$(84,437)	$97,688
Net loss	-	-	(5,114)	(5,114)
Exercise of options	*)-	29	-	29
Share-based compensation	-	679	-	679

Balance as of September 30, 2016	$140	$182,693	$(89,551)	$93,282

*) Represents an amount lower than $1

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
	Audited
Balance as of January 1, 2016	$140	$180,214	$(76,602)	$103,752
Net loss	-	-	(19,592)	(19,592)
Exercise of options	1	185	-	186
Share-based compensation	-	2,943	-	2,943

Balance as of December 31, 2016	$141	$183,342	$(96,194)	$87,289

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
Cash flows from operating activities

Net loss	$(14,614)	$(12,949)	$(5,024)	$(5,114)	$(19,592)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,624	1,763	533	587	2,279
Share-based compensation	1,648	2,336	682	679	2,943
Net financing income	(1,579)	(2,168)	(490)	(151)	(1,688)
Loss from sale of property, plant and equipment	-	17	-	-	39
Taxes on income	11	21	-	21	36

	1,704	1,969	725	1,136	3,609

Changes in asset and liability items:

Decrease (increase) in trade receivables	(799)	2,575	95	(20)	2,506
Decrease (increase) in other receivables	177	(667)	127	(190)	(100)
Decrease (increase) in long-term deposits	(2)	8	(1)	2	9
Decrease in trade payables	(381)	(359)	(62)	(118)	(215)
Increase (decrease) in other payables	(122)	(415)	177	181	(303)
Increase in severance pay liability, net	1	4	-	-	5
Increase (decrease) in deferred revenues and other advances	5	422	(1)	303	(81)
Increase in liabilities in respect of government grants	-	115	-	-	115

	(1,121)	1,683	335	158	1,936

Cash received (paid) during the period for:

Interest received	1,682	1,838	561	684	2,360
Taxes paid	(14)	(2)	(3)	(2)	(6)

Net cash used in operating activities	(12,363)	(7,461)	(3,406)	(3,138)	(11,693)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
Cash flows from investing activities

Purchase of property, plant and equipment	$(442)	$(711)	$(157)	$(237)	$(808)
Proceeds from sale of marketable securities	13,812	17,192	2,697	5,568	23,926
Purchase of marketable securities	(6,208)	(17,576)	(881)	(3,826)	(24,561)
Proceeds from (investment in) bank deposits, net	3,620	3,545	(1,500)	1,503	5,466
Proceeds from sale of property, plant and equipment	-	-	-	-	5

Net cash provided by investing activities	10,782	2,450	159	3,008	4,028

Cash Flows from Financing Activities

Proceeds from exercise of options	682	143	12	29	186
Proceeds from government grants	266	404	-	146	802
Repayment of government grants	(208)	(333)	(64)	(134)	(333)

Net cash provided by (used in) financing activities	740	214	(52)	41	655

Exchange rate differences - cash and cash equivalent balances	62	15	(2)	(5)	25

Decrease in cash and cash equivalents	(779)	(4,782)	(3,301)	(94)	(6,985)

Cash and cash equivalents, beginning of the period	3,236	10,221	5,758	5,533	10,221

Cash and cash equivalents, end of the period	$2,457	$5,439	$2,457	$5,439	$3,236

Significant non-cash transactions

Acquisition of property, plant and equipment	$122	$50	$122	$50	$150